August 17, 2010 VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4720
Washington, D.C.  20549
Attention: John L. Krug

Re:      Ikaria, Inc.
Registration Statement on Form S-l (File No. 333-166792)
Filed May 13, 2010

Ladies and Gentlemen:

On behalf of Ikaria, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2010.  We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated June 9, 2010, from Jeffrey Reidler, Assistant Director of the SEC, to Daniel Tassé, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter.  All of the responses are based on information provided to us by representatives of the Company.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

General

1.             Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note we may have comments regarding these materials.

Response:             At this time, the Company does not intend to use graphic, visual or photographic information in the printed prospectus.  In the event that the Company subsequently intends to use any graphic, visual or photographic information in the printed prospectus, the Company acknowledges that it will provide the Staff with proofs of all such materials prior to their use and that the Staff may have comments regarding these materials.

2.             Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:             The Company acknowledges that where the Staff has provided examples to illustrate what it means by its comments, such examples are not complete lists.  The Company further acknowledges that if the Staff’s comments are applicable to portions of the Registration Statement which are not cited as examples in the Staff’s comments, the Company has made or will make appropriate changes to the Registration Statement in accordance with the Staff’s comments.

3.             Please update the discussion in your prospectus to the most recent date practicable.

Response:             The Company has updated the discussion in the prospectus to the most recent date practicable.

4.             Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response:             The Company acknowledges that the Staff’s comments on the Company’s request for confidential treatment will be provided under separate cover.

5.             Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:             The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing pricing-related information.  The Company further acknowledges that it is required to file such an amendment prior to circulation of the prospectus.

6.             Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:             The Company acknowledges that the price range included in a pre-effective amendment to the Registration Statement must be a bona fide price range.  The Company further acknowledges the Staff’s interpretation of the meaning of a bona fide price range.

Prospectus Summary
Company Overview, page 1

7.             We note your use of non-GAAP-based compound annual growth rates.  You should balance this data with additional data to put the information in the proper context.  In that regard please provide the amounts of EBITDA, adjusted EBITDA, net income and adjusted net income for each of 2007, 2008 and 2009 as well as the annual growth rate of each from 2007 to 2008 and 2008 to 2009.  You should also provide the GAAP-based CAGR fro net income.  If you are unable to calculate the GAAP-based CAGR please explain why this is so.  An explanation of “compound annual growth rate” should be provided.  Please briefly disclose the extent to which the growth in sales data reflects price or volume changes.  If this additional information is too detailed for the summary, please relocate this information to the main body of the prospectus.

Response:             The Company has revised the disclosure on pages 1 and 90 of the Registration Statement to provide the amounts of EBITDA, adjusted EBITDA, net income and adjusted net income for each of 2008 and 2009 as well as the annual growth rate of each from 2008 to 2009.  The Company has also revised the disclosure on these pages to delete the concept of “compound annual growth rate” and to disclose the extent to which the growth in sales data reflects price changes. The Company has also deleted references to its net sales, adjusted EBITDA and adjusted net income for 2007.

8.             Please briefly describe the geographical distribution of your sales and include more detail regarding such distribution in your “Business” section.

Response:             The Company has revised the disclosure on page 1 of the Registration Statement to briefly describe in the “Summary” section the geographical distribution of the Company’s sales and page 98 of the Registration Statement to include more detail regarding such distribution in the “Business” section.

9.             Please revise the discussion in the third paragraph of this section to define the term “INOcal calibration gases.”

Response:             The Company has revised the disclosure on page 1 of the Registration Statement to define the term “INOcal calibration gases.”

Critical Care Market, page 2

10.          Please expand the discussion to clarify what portion of the estimated market is attributed to the specific type of products and services you provide.

Response:             The Company has revised the disclosure on pages 3 and 92 of the Registration Statement in response to the Staff’s comment, in order to delete the reference to the $20 billion spent on pharmaceutical therapies in the critical care market and the reference to the $180 billion of costs attributable to caring for critically ill patients.  The Company has revised the disclosure on pages 3 and 92 to add disclosure regarding the size of the market in which the Company’s product is currently used and its product candidates are expected to be used.

Our Corporate Information, page 5

11.          We note your statements in the last paragraph of this section concerning the lack of independent verification of third party data and your own estimates.  Moreover, you note that the third party sources you refer to in the document “do not guarantee the accuracy or completeness of such information.”  This may imply that you do not have to take responsibility for information from third parties you include in the prospectus.  Please remove this language.

Response:             The Company has revised the disclosure on page 6 of the Registration Statement to remove the language referenced in the Staff’s comment.

Prospectus Summary — General

12.          Please expand the discussion to include a separately captioned subsection immediately following the section entitled “Critical Care Market” which new section will provide a brief discussion of the material events that will occur upon consummation of the offering, including:

•      Conversion of outstanding shares of non-voting common stock and series A and series B preferred stock into shares of common stock;

•      A new term loan including the use of proceeds from the loan, the interest rate on the new loan and estimated additional interest costs to be incurred;

•      A reduction in cash, working capital, and total assets; and

•      The payment of a $130 million cash dividend, to whom, and for what reason.

Response:             The Company has added a separately captioned section entitled “New Credit Facility and Dividend” beginning on page 4 of the Registration

Statement to clarify that it (i) entered into a new term loan on May 14, 2010 and (ii) declared on May 10, 2010 and paid to stockholders of record on May 28, 2010 a special cash dividend of $130.0 million.  The Company has also revised the disclosure on page 5 of the Registration Statement to clarify the material events that will occur upon consummation of the offering.  The Company supplementally advises the Staff that it does not intend to enter into another term loan or pay another dividend upon consummation of the offering and that it does not expect a reduction in cash, working capital and total assets other than as specified in the “Use of Proceeds” section of the Registration Statement.

Risk Factors
General

13.          Please include a separate and appropriately captioned risk factor explaining that contemporaneously with the receipt of $200 million of proceeds from the offering, the company will dividend $130 million to its current shareholders, which action will not benefit the shareholders purchasing the company’s shares in the offering.

Response:             The Company has revised the disclosure on page 48 of the Registration Statement to add a separate risk factor with the caption “Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it,” which explains that stockholders may not receive any return on their investment in shares of the Company’s common stock unless they sell such shares for a price greater than that which they paid for the shares because the Company does not currently intend to pay additional cash dividends on its common stock.

“We are the sole manufacturer of INOMAX and we only have one FDA inspected facility...,” page 16

14.          Please clarify whether the construction of the Coppell facility is completed and the facility is currently ready to begin the manufacture of INOMAX upon receipt of FDA approval.  Please expand the discussion to state when you anticipate FDA inspection of the Coppell facility to occur and the time required to obtain FDA approval of the facility.

Response:             The Company has revised the disclosure on page 18 of the Registration Statement to clarify that the Company has completed the construction of the Coppell facility and the facility is ready to begin the manufacture of

INOMAX, and to disclose the anticipated timeline for applying to the FDA for approval.

“We rely on other manufacturers for components of our drug-delivery systems...,” page 16

15.          Please disclose whether you are substantially dependent on any of your raw material or component suppliers.  If so, please identify them here and identify the products that are dependent on the raw materials or components.  Additionally, disclose the material terms of your contract with any such suppliers in the Business section and if you have not already done so, file the related contracts as exhibits to your S-1.

Response:             The Company has revised the disclosure on page 18 of the Registration Statement to state that it believes that there are alternative suppliers through which it could purchase the components of its drug delivery systems.  The Company also directs the Staff to the existing disclosure of the terms of the INOcal agreement on page 19 of the Registration Statement and respectfully advises the Staff that the INOcal agreement was previously filed as an exhibit to the Registration Statement.

“We exclusively license patents covering INOMAX ...,” page 17

16.          Please expand the discussion to clarify what obligations, if any, MGH has subsequent to the expiration of the patents in 2013.

Response:             The Company has revised the disclosure on page 19 of the Registration Statement to clarify that MGH does not have any material obligations pursuant to the MGH license agreement subsequent to the expiration of the patents.  In addition, the Company directs the Staff to pages 113 and 114 of the Registration Statement, where the Company discloses its obligations to MGH subsequent to the expiration of the patents in 2013.

17.          Please consider including an additional risk factor under its own heading which addresses the fact that Linde, one of your controlling entities and the party from whom you acquired INO Therapeutics, has a supply and cooperation agreement with you in effect until March 2027, and that Linde can begin commercializing INOMAX in North America after March 27, 2013.

Response:             The Company is a party to a commercial agreement with Linde, pursuant to which the Company sells certain products, including bulk nitric oxide and nitric oxide delivery systems and related accessories.  The Company has the right to terminate the commercial agreement if Linde sells products covered by the agreement in any territory that is not a Linde territory, subject to certain cure rights for sales outside North America.  The Company has revised the disclosure on pages 21 and 119 of the Registration Statement to indicate that Linde may compete with the Company in North America after March 2013.  The Company has also revised the disclosure on pages 114 and 176 of the Registration Statement to list the termination rights of the parties under the commercial agreement, which includes the right of the Company to terminate if Linde sells certain products in any territory that is not a Linde territory.  As a result, the Company respectfully acknowledges the Staff’s comment but has not added a risk factor under its own heading.

“Clinical trials of product candidates are expensive...,” page 23

18.          Please define the phrase “the trial was underpowered.”

Response:             The Company has revised the disclosure on page 27 of the Registration Statement to remove the phrase “the trial was underpowered” and add clarifying language.

19.          In this risk discussion, you describe various factors that may delay or prevent regulatory approval or commercialization of your products.  If you have identified any safety issues or undesirable side effects, please revise the disclosure to add a new risk factor which discusses the issues you have experienced to date in your preclinical and clinical studies.

Response:             The Company has revised the disclosure on page 27 of the Registration Statement to revise the caption of the existing risk factor to read, “We may be required to suspend or discontinue clinical trials of INOMAX or our product candidates due to unexpected side effects and safety risks that could preclude or delay approval of our products and/or require us to revise our product label.” and to describe the issues it has experienced to date with respect to its clinical trials.

“If we are unable to expand our sales and marketing capabilities...,” page 24

20.          Please expand the risk factor discussion to address the impact of the 2013 expiration of your patents covering INOMAX.

Response:             The Company has revised the disclosure on page 28 of the Registration Statement to expand the risk factor to address the potential impact of the

2013 expiration of its patents covering INOMAX on its sales and marketing capabilities.

“Failure to achieve our revenue targets or raise additional funds...,” page 25

21.          Please expand the discussion to address the additional funding and time that may be required to obtain FDA approval for INOMAX for other indications as well as the development of LUCASSIN and IK-5001.

Response:             The Company has revised the disclosure on pages 30 and 31 of the Registration Statement to address the additional funding and time that may be required to obtain FDA approval for INOMAX for other indications as well as the development of LUCASSIN and IK-5001.

22.          Please present the risks pertaining to dilution and debt covenants under separate risk subheadings.

Response:             The Company has revised the disclosure on pages 28 and 29 of the Registration Statement in response to the Staff’s comment.  In particular, the Company has added a new section of risks under the subheading “Risks Related to Our Indebtedness”, which contains risks relating to debt covenants under our credit agreement.

The Company supplementally advises the Staff that it has presented the risks pertaining to dilution under a separate risk factor on page 49 of the Registration Statement.

“Our substantial indebtedness may limit cash flow available...,” page 26

23.          Please update the discussion as necessary to describe the May 2010 credit agreement, including how the new agreement and use of proceeds from the May 2010 agreement may address the risks currently described in this risk factor and/or present additional risks to the company and its continued operations.

Response:             The Company has revised the disclosure on pages 28, 29 and 30 of the Registration Statement to update the discussion to describe the May 2010 credit agreement.

“If we fail to attract and retain senior management and key scientific and engineering personnel...,” page 31

24.          Please identify the individuals upon whom you are dependent and state the extent to which you have employment agreements with these individuals.

Response:             The Company has revised the disclosure on page 35 of the Registration Statement in response to the Staff’s comment to indicate that the Company is dependent on the contributions of its executive officers, as well as its most senior clinicians and scientists and that the Company has employment agreements with these individuals.

25.          If any of your key personnel intend to retire or resign in the near future, please revise the discussion to address such departure and the potential impact on your organization.

Response:             The Company supplementally advises the Staff that it is not aware of any key personnel that intend to retire or resign in the near future.

26.          To the extent you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise the discussion to describe these problems.

Response:             The Company supplementally advises the Staff that it has not experienced problems attracting or retaining key employees.  As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure to describe these problems.

“Our employees may engage in misconduct or other improper activities...,” page 31

27.          To the extent you have experienced problems of the nature described in this risk factor in the recent past, please revise the discussion to describe these problems.

Response:             The Company supplementally advises the Staff that it is not aware of any employees engaging in material misconduct of the type described in this risk factor. To the Company’s knowledge, there are currently no qui tam actions or government investigations pending against the Company and it has never been subject to a government investigation, law suit or settlement.   As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure to describe these problems.

“We rely on third-party manufacturers...,” page 35
“We rely on third parties to conduct clinical trials...,” page 36

28.          We note you may be substantially dependent on one or more of these agreements.  If you are, please file copies of these agreements as exhibits and discuss them in greater detail in your business section.  If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:             With respect to the Staff’s comment as it relates to the Company’s reliance on third-party manufacturers, the Company supplementally advises the Staff that while the Company relies on a small number of third-party manufacturers for the manufacture of components of its product candidates for clinical and preclinical testing purposes, the Company believes that it is not substantially dependent on any one or more agreements with these third-party manufacturers.  If one or more of these third-party manufacturers were unable or unwilling to supply the Company with necessary components of its product candidates in a manner and on terms acceptable to the Company, the Company believes it would be able to find a replacement manufacturer and that replacing such a manufacturer would not result in material disruption to its business.  In addition, the Company believes that, if made today, any agreement with a third-party manufacturer would be made in the ordinary course of business.  As a result, the Company has not specifically named a counterparty, or any single agreement with any party, or described the material terms of any agreement in the “Business” section of the Registration Statement and has not filed any such agreement as an exhibit to the Registration Statement.

With respect to the Staff’s comment as it relates to the Company’s reliance on third parties to conduct clinical trials for its product candidates, the Company supplementally advises the Staff that there are many contract research organizations available and any such organization could be replaced, or the Company could take on an organization’s functions directly, if such organization is unable or unwilling to provide services to the Company in a manner that is satisfactory to the Company.  In addition, the Company believes that, if made today, any agreement with a contract research organization would be made in the ordinary course of business.  The Company is a fully-integrated biotherapeutics company focused on developing and commercializing innovative therapeutics designed to meet the needs of critically ill patients.  The Company believes that agreements with contract research organizations are one type of agreement that ordinarily accompanies the kind of business conducted by the Company and other biotherapeutics companies.  Because the Company does not believe that it is substantially dependent on any agreement with a contract research organization or other third party to conduct clinical trials, it has not specifically named a counterparty, or any single agreement with any party or described the material terms of any agreement in the “Business” section of the Registration Statement and has not filed any such agreement as an exhibit to the Registration Statement.

In addition, with respect to the added disclosure on page 39 of the Registration Statement regarding the Company’s reliance on third parties for supply of the active pharmaceutical ingredients in some of its product candidates, the Company supplementally advises the Staff that while the Company relies on a small number of third-party suppliers for its product candidates for clinical and preclinical testing purposes, the Company believes that it is not substantially dependent on any one or more agreements with these third-party suppliers.  If one or more of these third-party suppliers were unable or unwilling to supply the Company with the active pharmaceutical ingredients for its product candidates in a manner and on terms acceptable to the Company, the Company believes it would be able to find a replacement supplier and that replacing such a supplier would not result in material disruption to its business.  In addition, the Company believes that, if made today, any agreement with a third-party supplier would be made in the ordinary course of business.  As a result, the Company has not specifically named a counterparty, or any single agreement with any party, or described the material terms of any agreement in the “Business” section of the Registration Statement and has not filed any such agreement as an exhibit to the Registration Statement.

Use of Proceeds, page 41

29.           It appears that concurrent with the proposed offering of $200 million of common stock, the company will also incur $250 million of indebtedness.  As a result, on or about the closing of the offering, the company will have approximately $450 million available to it.  We understand that from this aggregate amount, the company intends to use $175 million to repay outstanding indebtedness and $130 million to pay a dividend to its current shareholders.  Accordingly, it appears that the discussion of the use of the proceeds from the offering should be expanded to also describe the concurrent loan transaction, the aforementioned use of proceeds, and the anticipated use of net available cash of approximately $140 million after all these transactions occur.

Response:             The Company has revised the disclosure on page 53 of the Registration Statement in order to clarify that a portion of the net proceeds of the offering will be used to repay a portion of the new term loan that the Company entered into on May 14, 2010.  The Company supplementally advises the Staff that the proceeds from the new term loan were used to repay the Company’s then outstanding term loan and to pay a special cash dividend of $130.0 million to its stockholders of record on May 28, 2010.

30.           Please expand the discussion to indicate the approximate amount of the proceeds that will be allocated to development of your product and product candidates, foreign expansion, and acquisition and in-licensing opportunities, respectively.  With regard to the amounts you anticipate to allocate to specific pipeline products you expect to fund, please state the stage of development you expect the additional funding will enable you to attain, respectively.

Response:             The Company has further revised the disclosure on page 53 of the Registration Statement to indicate that the Company intends to use the net proceeds from the offering (i) to repay a portion of the Company’s indebtedness, (ii) for expenses the Company expects to incur in connection with the build-out of a new corporate headquarters, including for leasehold improvements, telecommunications equipment, and furniture and fixtures; and (iii) working capital and other general corporate purposes, including acquisition and in-licensing opportunities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Consolidated Financial Data, page 55

31.           Please label the “Combined” column on pages 10 and 55 as unaudited.

Response:             The Company has revised the label of the “Combined” column on pages 11 and 60 of the Registration Statement in response to the Staff’s comment.

Financial Operations Overview

Research and Development Expenses, page 58

32.           You disclose that patents protecting INOMAX, your only marketed product, will expire in 2011 and 2013.  Please revise your disclosure to quantify the reasonably likely impact of this loss of patent protection on your future operating results.

Response:             The Company has expanded the disclosure on page 65 of the Registration Statement to further describe and, to the extent possible, quantify the potential impact of the 2013 expiration of its U.S. patents covering INOMAX on its research and development expenses.  The Company supplementally advises the Staff that it does not expect the 2011 expirations of its foreign patents to have a material impact on its research and development expenses.

Critical Accounting Policies and Estimates

Revenue Recognition, page 62

33.           Under the tier-based billing model, you plan to recognize revenues on a “straight-line basis,” except for customers who select one of the top two capped tier options.  Please disclose if material, the amount of fee revenue deferred for customers who select one of the top two capped tier options.  Explain and quantify the expected impact on your revenues to be recognized from your 2010 implementation of the tier-based billing model and elimination of the expense limitation program, particularly the impact of “changes in customer usage patterns.”

Response:             The Company has revised the disclosure on page 68 of the Registration Statement to disclose the amount of deferred fee revenue as of June 30, 2010. The Company supplementally advises the Staff that given that this is the first year the Company is using the new billing model, it is not possible for the Company to predict with any certainty what effect it will have on its revenue.

Research and Development Expenses, page 63

34.           Please revise your critical accounting estimate disclosure to discuss the following factors relating to your accrued research and development expenses:

•      How accurate the estimate/assumption has been in the past

•      How much the estimate/assumption is reasonably likely to change in the future

Response:             In response to the first bullet point of the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement to discuss the accuracy of the Company’s past estimates/assumptions relating to the Company’s accrued research expenses.  In response to the second bullet point of the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement in order to discuss how much the estimates/assumptions are reasonably likely to change in the future.

Valuation of Long-Lived Assets and Intangible Assets, page 64

35.           Please disclose any significant assumptions used in your valuations such as the relief from royalty method, including the royalty rate and discount rate.

Response:             The Company has revised the disclosure on pages 69 and F-10 of the Registration Statement to disclose the significant assumptions the Company used in its valuations.

Share-Based Compensation, page 65

36.           Please disclose whether the valuations used to determine the fair value of your equity instruments were contemporaneous or retrospective.  If you do not have an estimated offering price in your next filing, we will defer our evaluation of stock-based compensation until your estimated offering price is specified.  Please continue to provide us with updates to the requested analysis for all equity-related transactions through the effectiveness date of your registration statement.

Response:             The Company has revised the disclosure on pages 70 and 71of the Registration Statement to indicate that for stock options granted prior to November 2007, it used retrospective valuations to establish fair value for the purpose of determining its stock-based compensation expense and that subsequent to November 2007 it has used contemporaneous valuations to establish the fair value of stock options for the purposes of determining stock-based compensation expense.

The Company acknowledges that it will continue to provide the Staff with updates to the requested analysis for all equity-related transactions through the effective date of the Registration Statement.

Contractual Obligations, page 77

37.           Please revise this table to include interest payments related to your long term debt.

Response:             The Company has revised the disclosure on page 87 of the Registration Statement to revise the contractual obligations table to include interest payments.

Business — Overview, page 80

38.           We note the reference in the third paragraph to the survey you conducted.  Please expand the discussion to clarify what percentage of the costs incurred for non-approved indications were reimbursed by governmental or third party payors.

Response:             The Company supplementally advises the Staff that the Company understands from its customers that reimbursement for the cost of INOMAX is typically provided through their receipt of diagnosis related group (“DRG”) payments for patients who are covered by Medicare or Medicaid, or through similar reimbursement programs for patients who are covered by private third-party payors.  Under the DRG or similar reimbursement programs, hospitals are reimbursed based on the diagnosis of the patient and receive the same amount irrespective of the total length of stay or cost of services provided.  Due to this approach of providing a lump-sum reimbursement payment, it is not possible to accurately allocate amounts paid to treatments or indications.  As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure to clarify the percentage of costs incurred for non-approved indications of INOMAX that were reimbursed by governmental or third-party payors.

Sales Driven by Deep Relationships in Critical Care, page 83

39.           Please quantify the “high retention rates” referred to on page 84.

Response:             The Company has revised the disclosure on page 93 of the Registration Statement to quantify the high retention rate from 2008 to 2009.

Disease Background and Market Opportunity, page 93

40.           Please revise the disclosure to identify the “published study.”

Response:             The Company has revised the disclosure on page 103 of the Registration Statement to identify the published study.

LUCASSIN — Orphan Therapeutics, page 103

41.           Please quantify the minimum royalty payments payable to Orphan and the specified royalty obligations you assumed with respect to third parties.

Response:             The Company respectfully advises the Staff that the Company has requested confidential treatment pursuant to Rule 406 under the Securities Act for the minimum royalty payments payable to Orphan and the specified royalty obligations payable by the Company to third parties.

Patents and Proprietary Rights, page 108

42.           With respect to IK-5001, IK-1001, and IK-600X, please expand each discussion to indicate when the US and foreign patents expire, respectively.

Response:             The Company has revised the disclosure on page 121 of the Registration Statement to indicate the potential expiration dates of the U.S. and foreign patents with respect to IK-5001, IK-1001 and IK-600X, respectively.

Management, page 127

43.           Mr. Richard Wichansky, your principal financial and accounting officer, has been omitted from the list of executive officers.  Please advise or revise.

Response:             The Company supplementally advises the Staff that while Mr. Wichansky was the principal financial and accounting officer at the time the Registration Statement was originally filed, Mr. Wichansky is not an executive officer of the Company pursuant to Rule 3b-7 under the Exchange Act.  In addition, the Company supplementally advises the Staff that Craig Tooman is the Company’s principal financial officer at the time of filing Amendment No. 1 and is an executive officer of the Company pursuant to Rule 3b-7 under the Exchange Act.

Potential Payments Upon Termination and a Change in Control, page 149

44.           With respect to the payments to Ms. Larkin, please expand the discussion to explain the specific purpose for the payments of $243,979 and $412,500, respectively, and provide the term of the professional services agreement.  In this regard, we note the bullet point presentation in the second paragraph under “Employment Agreements, Severance and Change in Control Arrangements.”

Response:             The Company has revised the disclosure on page 161 of the Registration Statement under a new subheading “Separation Arrangements with Former Chief Financial Officer” to further describe the payments made to Ms. Larkin pursuant to her separation agreement and the terms of her professional services agreement.

Business Agreements with Linde, page 163

45.           Please confirm that all of the agreements described in this section have been filed as exhibits.  If not, please do so or provide a detailed analysis concerning why such agreements do not need to be filed as exhibits.

Response:             The Company has revised the disclosure on page 178 of the Registration Statement to disclose an additional agreement with Linde and has filed this agreement as exhibit 10.31.  The Company supplementally advises the Staff that all of the agreements described under the “Business Agreements with Linde” subsection have been filed as exhibits 10.22, 10.23, 10.24, 10.25 and 10.31 to the Registration Statement, with the exception of the Company’s previously terminated distribution agreement with the Linde affiliate in Australia.  The Company supplementally advises the Staff that the Company has not filed such agreement because the Company has no further obligations under it and during 2009 sales to such distributor were immaterial in amount and significance.

Consolidated Financial Statements

46.           Please update your filing with audited financial statements through March 31, 2010 in accordance with Rule 3-12 of Regulation S-X.

Response:             The Company supplementally advises the Staff that it has updated the financial statements through June 30, 2010 in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

(4) Business Combinations and Asset Acquisition, page F-15

47.           You use the relief from royalty method to value acquired trademarks and trade names.  Please describe the factors that you considered in determining the appropriateness of this valuation method.

Response:             The Company has revised the disclosure on page F-14 of the Registration Statement in response to the Staff’s comment in order to describe the factors that the Company considered in determining the appropriateness of using the relief from royalty method to value acquired trademarks and trade names.

(17) Unaudited Pro Forma Balance Sheet and Net Income Per Share, page F-37

48.           Please explain why the dividend payable of $130 million is not reflected in the pro forma accumulated deficit.

Response:             The Company supplementally advises the Staff that the pro forma balance sheet as of December 31, 2009 originally filed with the Registration

Statement reflected the conversion of all then-outstanding shares of series A preferred stock and series B preferred stock and the conversion of all then-outstanding shares of non-voting common stock and a declared cash dividend of $130.0 million.  As of December 31, 2009, the Company had an accumulated deficit of $187.2 million.  On a pro forma basis, the effect of converting all of the preferred and non-voting common stock to common stock was to increase additional paid-in capital to $420.8 million.  On a pro forma basis, since there were no positive retained earnings, the $130.0 million dividend was charged to pro forma additional paid-in capital, resulting in paid-in capital of $290.8 million. This treatment is in accordance with references to the payment of dividends in Accounting Standards Codification 480-10-S99-3A, paragraph 20. The pro forma balance sheet as of December 31, 2009 has been deleted and replaced with a pro forma balance sheet as of June 30, 2010.

The Company also supplementally advises the Staff that the $130.0 million cash dividend was declared on May 10, 2010 and paid to stockholders of record as of May 28, 2010 and is included in the Company’s financial statements as of June 30, 2010.

Please contact the undersigned at (617) 526-6982 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ LIA DER MARDEROSIAN

Lia Der Marderosian

cc:	Daniel Tassé
Matthew M. Bennett, Esq.
Steven D. Singer, Esq.